February 9, 2026

To Fellow Shareholders of Jack in the Box Inc.:

We are the largest shareholder of Jack in the Box Inc. (JACK), with a 9.86% ownership stake, and also possess a proven track record of successfully operating restaurant companies.

Prior to our Schedule 13D filing in July 2025, we had constructively engaged with both the former and current CEO and had **no intention of running a proxy contest.**

However, the Board's failure to engage with us in good faith, including its reactionary and defensive measures in response to our interest in helping the company's turnaround efforts as its largest investor, the loss of hundreds of millions of dollars on the Del Taco Holdings fiasco, and the continued freefall of the company's stock extinguished our trust in JACK's Board, in particular its chairman, David Goebel.

While the Board's track record of failed capital allocation and shareholder value destruction speaks for itself, we find the Board's efforts to mislead and misdirect shareholders to escape accountability are even more concerning.

Mr. Goebel's tenure has been an abject failure for shareholders. His 17-year losing streak leaves rational investors with no choice but to say "Enough." With two large debt maturities, the company needs an immediate shift to new leadership to assure creditors that changes are being made. Mr. Goebel has both underestimated financial risk and proved inept at stemming traffic losses. Let us not forget that he was the only board member with restaurant experience — and led the board that oversaw CEO changes and brought in new board members who lacked relevant experience. A failing company's board clearly needs more industry experience, yet he failed to facilitate even something as simple as that.

Mr. Goebel's experience is a fundamental hindrance to the company's future. Keeping him will surely result in a continuation of bad outcomes. Very capable people are likely staying away, repelled by the company's failed leadership. Mr. Goebel has been with the company for 17 years. If he was unable to demonstrate his abilities in that timeframe and has been responsible for destroying shareholder value, why should shareholders believe there's any chance he can turn it around this year?

Giving Mr. Goebel one more year would meet the colloquial definition of insanity — "doing the same thing over and over again, but expecting different results."

This election is about sending an unequivocal message to Chairman Goebel — he has failed to fulfill his duties as a director through decisions that have destroyed shareholder value. Consequently, we urge ALL shareholders to vote AGAINST the re-election of David Goebel at the upcoming annual meeting.

Chairman Goebel Has Failed to Cultivate the Right Composition and Culture on the Board in His 17-Year Tenure — Shareholders Cannot Give Him More Time

Often, it is difficult to know with certainty the impact of any one director on the Board. But the more we talked to other directors, the clearer it became that Mr. Goebel is primarily responsible for the extraordinary loss of shareholder value and the company's poor capital allocation record. As chairman, he has cultivated collegiality over accountability.

Mr. Goebel has created an environment in which the Board and the management team are heavily dependent on his purported restaurant expertise, which has prevented constructive dialogue. We believe he lacks fundamental skills, as evidenced by the Board's composition, poor governance, and poor capital allocation record, and the company's poor share performance.

The false impression that Mr. Goebel is a restaurant expert is not supported by JACK's continued deteriorating performance. The company's shareholders have suffered tremendously under his leadership. As chairman of the board since 2020 and a member of the Nominating & Governance Committee for over a decade, Mr. Goebel has:

- overseen three CEOs and eight CFOs since 2020;
- failed to develop a CEO succession plan;
- led a flawed refreshment process, resulting in an entrenched and over-tenured Board that is severely deficient in restaurant and turnaround experience; and
- approved the acquisition of Del Taco for $575 million and its subsequent sale for $119 million — resulting in a tremendous loss for shareholders, even factoring in refranchising proceeds that were subsequently applied to purchasing shares.

To give some perspective, JACK's adjusted EBITDA and EBITDA margins for fiscal 2025 were the lowest they have been in five years, and even less than what the company earned during the 2020 pandemic. Further, JACK's same-store sales have declined in six of the last eight quarters. In the last two quarters of fiscal 2025, same-store sales fell over 7% each, the fastest pace of decline in the last three years. The extent of the leadership crisis is also evident in JACK's total debt/adjusted EBITDA ratio, which has risen from 3.9x in fiscal 2021 to 6.3x in fiscal 2025, the highest level in five years, prompting dividend cuts and the sale of restaurant units.[1]

Perhaps most shocking of all, since Mr. Goebel's appointment as chairman in 2020, JACK's total shareholder return (TSR) is −67%, versus 16.1% for its proxy peer median and 139% for the Russell 3000.[2]

It is clear to us that Mr. Goebel has consistently exercised poor judgment, emphasized collegiality over performance, and is ill-suited to be an effective director, let alone chairman.

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[1] Company SEC filings.
[2] FactSet. TSR data from June 15, 2020, to January 23, 2026.

The Board Is Undeniably Responsible for Shareholder Value Destruction

JACK's shareholders have suffered under Mr. Goebel's leadership. Clearly, it is the Board under Mr. Goebel's stewardship that bears responsibility for the company's total shareholder return, which trails far behind that of JACK's peer group, the relevant index, and Biglari Holdings.[3]

Comparative Total Shareholder Return Since 2020

	1-year	3-year	5-year
Proxy Peer Median	(10.2%)	(1.4%)	(21.9%)
Russell 3000	14.7%	76.3%	89.2%
Jack in the Box	**(46.6%)**	**(70.4%)**	**(75.2%)**
Biglari Holdings	60.4%	133.1%	226.9%

Source: FactSet. Data as of January 30, 2026.

Most troublingly, in our interactions with Mr. Goebel, he has expressed no urgency to correct this alarming underperformance, whether by streamlining operations, improving the customer experience, or driving increased restaurant traffic.

One might think that Mr. Goebel's prior restaurant experience would be of benefit to shareholders. However, the opposite is true, as the level to which other directors appear to defer to Mr. Goebel's questionable judgment is precisely why the company finds itself in such a predicament.

Investors Do Not Have Confidence in the Current Board Led by Chairman Goebel

On April 23, 2025, JACK announced the "Jack on Track" strategy that was intended to serve as a roadmap for turning around the company. Since then, JACK's share price has declined 17.5%.[4] The mean target price estimate by independent analysts has fallen from $44.80 per share in March 2025 to $19.68 per share currently[5] — a decline of 56%. Clearly, the plan, devised by a Board that is devoid of restaurant turnaround experience, has failed to inspire investor confidence or improve consumer sentiment, given that JACK's same-store sales deteriorated to –7.1% and –7.4% in the third and fourth quarters of fiscal 2025, respectively, representing some of its poorest performance in years.

A major factor in JACK's sustained shareholder value destruction was the acquisition of Del Taco in 2021 for $575 million, a move that was approved by Mr. Goebel and several long-tenured current directors. The then-CEO made bold promises for the acquisition:

> "Together, Jack in the Box and Del Taco will benefit from a stronger financial model, gaining greater scale to invest in digital and technology capabilities, and unit growth for both brands. This acquisition fits squarely in our strategic pillars

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[3] FactSet. Data as of January 23, 2026.
[4] FactSet. Data from April 23, 2025, to January 30, 2026.
[5] FactSet. Data as of January 30, 2026.

and helps us create new opportunities for the franchisees, team members and guests of both brands." — Darin Harris, former CEO (December 6, 2021)

But the transaction failed spectacularly to deliver the expected benefits. Just four years later, with Mr. Goebel still firmly at the helm, new CEO Lance Tucker had to explain the decision to sell Del Taco for just $119 million.

> "This divestiture is an important step in returning to simplicity, and we look forward to focusing on our core Jack in the Box brand." — Lance Tucker, CEO (October 16, 2025)

How can shareholders trust a Board that squandered hundreds of millions of dollars so easily?

Board Chairman Goebel Has Created a Culture Designed to Perpetuate the Status Quo

During the past several years, we engaged with JACK in good faith to offer actionable, value-enhancing ideas. We recommended that the company focus on improving restaurant traffic, paying down debt, and refraining from buying back shares until the balance sheet strengthened. As our discussions continued, we recognized that leadership lacked certain perspectives and requested a single seat on the Board for Sardar Biglari, who would bring an owner's mindset (with 9.86% ownership) and proven restaurant turnaround experience (at Steak n Shake), both of which are sorely needed on the JACK Board.

Unfortunately, the Company dismissed our concerns about the company's capital allocation strategy. Mr. Goebel rejected our proposal that Mr. Biglari join the Board, citing an illusory conflict of interest due to Mr. Biglari's involvement at Steak n Shake, despite de minimis geographic overlap of the two restaurant chains. Ironically, Mr. Goebel serves on the board of Wingstop, a direct competitor of JACK and a named peer in the company's SEC filings.[6] **If this does not constitute a conflict of interest, then neither should Mr. Biglari's involvement with a non-peer company**.

The Board, under Mr. Goebel's leadership, approved a poison pill, even though we explicitly stated that we would not acquire any additional shares unless invited to do so. Further, rather than engage with a near 10% shareholder, it entered into a clearly defensive cooperation agreement with GreenWood Investors, which, at the time, held only a small, undisclosed stake in the company.

Taken together, the poison pill and the cooperation agreement reaffirmed our view that the Board, under Mr. Goebel's direction, did not engage with us in good faith, is more concerned with entrenching itself, and is not serious about implementing meaningful change to help reverse the massive value destruction shareholders have suffered. Indeed, Mr. Goebel appears to devote far greater effort cultivating a country club

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[6] Company's 2024 10-K, filed November 21, 2024, and 2025 Proxy, filed January 27, 2025.

environment that values cronyism than holding the Board accountable to shareholders for the company's performance.

JACK's Latest Letter to Shareholders Is Disingenuous and Fails to Accept Responsibility for Mr. Goebel's Long Track Record of Failures

In its latest letter to shareholders, JACK notes:

"Mr. Goebel, in particular, is one of the most qualified franchise executives in the quick-service restaurant and casual dining sector, with expertise that is highly important to Jack in the Box."

"Further, Mr. Goebel provides deep institutional knowledge from his tenure on the Board and provides stability and long-term context as the company executes its 'JACK on Track' plan."

"...the Board and management team asked Mr. Goebel to remain in his position through the company's 2027 Annual Meeting of Shareholders. This one-year extension to Mr. Goebel's directorship will enable the Board and management to continue to benefit from his operating, franchisee, and governance experience, before his retirement from board service next year."

As the largest shareholder of JACK, we have a couple of simple questions:

> *Why should shareholders trust Mr. Goebel's decisions, considering that his restaurant "expertise" and "institutional knowledge" have resulted in shareholder value destruction of more than 60% in the last five years, and a failed Del Taco acquisition that destroyed hundreds of millions of shareholder capital?*

> *Why would the company continue to rely on Mr. Goebel's supposed expertise when it has failed to benefit shareholders for over 17 years?*

With two debt maturities in the near term and a huge customer traffic gap, JACK cannot rely on the same stale expertise and hope for a miracle. It's a recipe for disaster. Chairman Goebel thought he could get away with a stealth approach to keep control of the Board, under the guise of being an inclusive "leader."

In our dealings with him, Mr. Goebel first said that Mr. Biglari's company Steak n Shake was a competitor. When that statement was discredited with facts, Mr. Goebel resorted to falsehoods and diversion. JACK's presentation states of Mr. Biglari, "When informed he was not being selected for Board service, [he] exploded with abusive and threatening language." But the statement itself is a lie. Mr. Biglari was forthright in stating that in all likelihood there would be a proxy contest and that Mr. Goebel would be the likely target of such a contest. That message was not abusive or threatening. It was direct and factual. Perhaps Mr. Goebel is not used to being challenged, but it is precisely this absence of discourse on the Board that has contributed to the massive destruction of shareholder value.

It Is Time for Shareholders to Make Their Voices Heard

We believe that shareholders deserve a dedicated and qualified Board with skills specific to the restaurant industry, including those that can improve foot traffic and drive operational efficiencies. We believe that the Board should embark on a systematic refreshment process to unseat its entrenched, over-tenured directors in favor of highly qualified individuals with pertinent expertise.

We believe that the best way to jump-start this process is by unseating Mr. Goebel, the architect and overseer of the JACK debacle. We believe that with him off the Board, the other members will be free to have more candid conversations and express competing points of view to address the financial needs and business performance of the company — the very definition of addition by subtraction.

Accordingly, we urge shareholders to vote **AGAINST** the election of **David Goebel** at the upcoming annual meeting. If you have already voted your shares, you can still change your vote.

Remember, only your last dated vote counts.

Sincerely,
Biglari Capital